FORUM MERGER CORPORATION

135 East 57th Street, 8th Floor

New York, New York 10022

February 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Barbara C. Jacobs, Assistant Director

Re:	Forum Merger Corporation

    Amendment No. 3 to Registration Statement on Form S-4

    Filed January 26, 2018

    File No. 333-221848

Dear Ms. Jacobs,

Forum Merger Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 30, 2018, regarding our Amendment No. 3 to Registration Statement on Form S-4 filed on January 26, 2018. A marked version of Amendment No. 4 to the Registration Statement (“Amendment No.4”) is enclosed herewith reflecting all changes to the Registration Statement.

For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of C1

Results of Operations

Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2017

Revenue by Core Technology Market, page 223

1.	We note your expanded disclosure on page 224 in response to prior comment 6 that your collaboration revenue was impacted by a decrease due to timing of contract renewals for some large customers. Expand your disclosure to explain the reasons behind the contract timing delays. Clarify whether this impact is a trend that is reasonably likely to impact future revenues or financial position. Refer to the guidance in Section III.B.3 of SEC Release 33-8350.

In response to the Staff’s comment, we have expanded our disclosure on page 226 of the Amendment No. 4.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ David Boris
David Boris Chief Executive Officer

cc:	Tamar Donikyan Ellenoff Grossman & Schole LLP

John A. McKenna, Jr.
C1 Investment Corp.

John McKenna
Cooley LLP